Exhibit 99.1

Central GoldTrust

Central GoldTrust Establishes Special Committee of the Board of Trustees

March 17, 2015

Central GoldTrust (established on April 28, 2003) (“CGT” or the “Trust”) (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) NYSE MKT - GTU (U.S.$)) today announced that its Board of Trustees has established a Special Committee of the Board to review and consider the previously announced unitholder proposal from Polar Securities Inc.

The Special Committee is comprised of Bruce Heagle, Brian Felske, Ian McAvity and Michael Parente, each of whom is an independent trustee of the Trust. Bruce Heagle is the chair of the Special Committee. The Special Committee has a broad mandate that includes considering Polar’s proposals and any alternatives thereto, and supervising the Trust’s response to such proposals.

As previously announced, North Pole Capital Master Fund, an offshore hedge fund advised by Polar Securities Inc., has made a request for the Trustees to submit Polar’s proposals to unitholders at the upcoming annual and special meeting of the unitholders scheduled to be held on May 1st, 2015. Polar has proposed certain significant amendments to the unit redemption provisions of the Trust’s Amended and Restated Declaration of Trust dated April 24, 2008. Polar has also indicated publicly that it may seek to reconstitute the Board at the Annual and Special Meeting.

The Special Committee has retained Bennett Jones LLP as its counsel.

About Central GoldTrust

Central GoldTrust (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At March 16, 2015, the Units were 98.9% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.

Forward Looking Statements

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. The Trust’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in the Trust’s filings with the Canadian securities regulatory authorities and the SEC.

For further information, contact D.F. King:

Email:	inquiries@dfking.com
Telephone:	1-800-251-7519 (North American Toll Free Phone)

1-201-806-7301 (Outside North America, Banks, Brokers and Collect Calls)